CONFIRMING STATEMENT
This Statement confirms that the undersigned, Pamela R. Rollins, has authorized and designated J. Robert Fugate, R. Todd Rice and Callum Macgregor to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of RPC, Inc. The authority of J. Robert Fugate, R. Todd Rice and Callum Macgregor under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of RPC, Inc., unless earlier revoked in writing. The undersigned acknowledges that J. Robert Fugate, R. Todd Rice and Callum Macgregor is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

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/s/ Pamela R. Rollins Pamela R. Rollins